UNITED STATES SECURITIES AND EXCHANGE COMMISSION

SCHEDULE TO Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934 Amendment No. 11

ELAN CORPORATION, PLC
(Name of Subject Company (Issuer))
ECHO PHARMA ACQUISITION LIMITED
(Names of Filing Persons (Offeror))
ECHO ACQUISITION LUX THREE SARL
ECHO ACQUISITION LUX TWO SARL
ECHO ACQUISITION LUX ONE SARL
RPI US PARTNERS, LP
RPI US PARTNERS II, LP
RPI INTERNATIONAL PARTNERS, LP
RPI INTERNATIONAL PARTNERS II, LP
RPI INTERNATIONAL HOLDINGS, LP
RPI HOLDINGS, LP
PHARMACEUTICAL INVESTORS, LP
PHARMA MANAGEMENT, LLC
PHARMA MANAGEMENT (CAYMAN) LIMITED
RP MANAGEMENT, LLC
PABLO LEGORRETA

Ordinary Shares, par value €0.05 each

G29539106

American Depositary Shares, each representing one Ordinary Share

284131208

George Lloyd Echo Pharma Acquisition Limited c/o RP Management, LLC 110 East 59th St., Suite 3300 New York, New York 10022 Telephone: (212) 882-0200

Copies to:
Phillip R. Mills Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 Telephone: (212) 450-4000

CALCULATION OF FILING FEE
Transaction Valuation*		Amount of Filing Fee**
$8,170,405,275.00		$1,114,443.28
*      Estimated for purposes of calculating the filing fee only.  The amount assumes the purchase of 527,122,921 ordinary shares, nominal value €0.05 per share, at $13.00 plus one contingent value right worth up to $2.50 per share.  This includes (i) 511,082,520 ordinary shares (including ordinary shares represented by American Depositary Shares) outstanding as of May 30, 2013 as set forth in the target’s Amendment No. 6 to Solicitation/Recommendation Statement on Schedule 14D-9 filed on June 3, 2013 and (ii) 16,040,401 ordinary shares issuable pursuant to the exercise or vesting of options and restricted stock units (including only options with an exercise price at or below $13.00) as disclosed by the target.

**    The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying the transaction valuation by 0.00013640.

☑   Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$801,436.61	Filing Party:	Echo Pharma Acquisition Limited
Form or Registration No.:	SC TO-T	Date Filed:	May 2, 2013
Amount Previously Paid:	$91,829.23	Filing Party:	Echo Pharma Acquisition Limited
Form or Registration No.:	SC TO-T/A	Date Filed:	May 20, 2013
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑           third-party tender offer subject to Rule 14d-1.
☐           issuer tender offer subject to Rule 13e-4.
☐           going-private transaction subject to Rule 13e-3.
☐           amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

Items 1 through 9, and Item 11.

This Amendment No. 11 to Tender Offer Statement on Schedule TO amends and supplements the statement (as amended, the “Schedule TO”) originally filed on May 2, 2013, as amended by Amendment No. 1 thereto filed on May 20, 2013, Amendment No. 2 thereto filed on May 23, 2013, Amendment No. 3 thereto filed on May 24, 2013, Amendment No. 4 thereto filed on May 28, 2013, Amendment No. 5 thereto filed May 29, 2013, Amendment No. 6 thereto filed on May 30, 2013, Amendment No. 7 thereto filed on May 31, 2013, Amendment No. 8 thereto filed on June 4, 2013, Amendment No. 9 thereto filed on June 5, 2013 and Amendment No. 10 thereto filed on June 6, 2013, by Echo Pharma Acquisition Limited (“Royalty Pharma”), Echo Acquisition Lux Three Sarl, Echo Acquisition Lux Two Sarl, Echo Acquisition Lux One Sarl, RPI US Partners, LP, RPI US Partners II, LP, RPI International Partners, LP, RPI International Partners II, LP, Pharmaceutical Investors, LP, Pharma Management, LLC, Pharma Management (Cayman) Limited, RP Management, LLC and Pablo Legorreta.  The Schedule TO relates to the offer by Royalty Pharma to purchase all of the issued and to be issued ordinary shares, nominal value €0.05 per share (the “Elan Shares”) of Elan Corporation, plc (including Elan Shares represented by American depositary receipts), at a price per share of $13.00 plus one non-transferrable contingent value right worth between zero and $2.50, upon the terms and subject to the conditions set forth in the Cash Offer, dated May 2, 2013, a copy of which is attached hereto as Exhibit (a)(1)(A) as amended by the Increased All Cash Offer, dated May 23, 2013, a copy of which is attached hereto as Exhibit (a)(1)(S) and the Further Increased Offer (as defined in the Rule 2.5 Announcement hereto attached as Exhibit (a)(1)(UU)) and in the related further revised forms of acceptance and ADS letter of transmittal, which, together with any amendments or supplements thereto, collectively constitute the “Offer.”

The information set forth in the Offer, including all schedules thereto, is hereby expressly incorporated herein by reference in response to all of the items of this Schedule TO, except as otherwise set forth below.

Item 3.  Identity and Background of Filing Person

“Item 3.  Identity and Background of Filing Person” of the Schedule TO is hereby amended by amending and restating Appendix IV (Additional information on the directors and executive officers of Royalty Pharma and related entities) of the Revised Offer Document dated 23 May 2013 and filed on Amendment No. 2 to Tender Offer Statement on Schedule TO as follows:

Appendix IV

Additional information on the directors and executive officers of Royalty Pharma and related entities

The names of the general partners, managers, directors and executive officers, as applicable, of Royalty Pharma, LuxCo Three, LuxCo Two, LuxCo One, the Feeder Funds (as defined below), RPI International Holdings, LP (Cayman) (“RPI International Holdings”), RPI Holdings, LP (Cayman) (“RPI Holdings”), Pharmaceutical Investors, LP (“Pharmaceutical Investors”), Pharma Management, LLC (“Pharma Management”), Pharma Management (Cayman) Limited (“Pharma Management Cayman”) and RP Management and the present principal occupations or employment and material occupations, positions, offices or employment during the past five years of each of the foregoing and of Pablo Legorreta are set forth below. None of Royalty Pharma, LuxCo Three, LuxCo Two, LuxCo One, the Feeder Funds, RPI International Holdings, RPI Holdings, Pharmaceutical Investors, Pharma Management, Pharma Management Cayman or RP Management, any general partner, manager, director or officer of the foregoing or Pablo Legorreta has, during the past five years, (i) been convicted in a criminal proceeding or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Royalty Pharma is a direct wholly-owned subsidiary of, and is controlled by, LuxCo Three, which is a direct wholly-owned subsidiary of, and is controlled by, LuxCo Two, which, in turn, is a direct wholly-owned subsidiary of, and is controlled by, LuxCo One.  LuxCo One is directly owned by RPI US Partners, LP and RPI US Partners II, LP (the “US Feeder Funds”) and RPI International Partners, LP and RPI International Partners II, LP (the “International Feeder Funds” and, together with the US Feeder Funds, “Feeder Funds”).  RPI International Partners, LP owns the majority interest of, and controls, LuxCo One.

The investors of the Feeder Funds represent a group of institutional and other investors from around the world and do not control the Feeder Funds.  As discussed in Paragraph 4 (Financing arrangements) of Appendix II, affiliates of Royalty Pharma are seeking to raise additional equity from new and existing investors in an aggregate amount of up to $1 billion through the issuance of limited partnership interests in the US Feeder Funds and RPI International Holdings, LP.  However, there can be no assurance that such equity will be raised.  Each investor’s commitment, including in connection with the contemplated additional equity financing, is required to be fully funded.  There is no callable capital.

Investors in the International Feeder Funds invest indirectly through RPI International Holdings.  RPI International Holdings is the sole limited partner of RPI Holdings and is also, together with RPI Holdings, a limited partner of each of the International Feeder Funds.  Pharma Management Cayman is the general partner of each of RPI Holdings and RPI Holdings and is wholly owned, managed and controlled by Pablo Legorreta.  Investors in the US Feeder Funds invest directly in the US Feeder Funds.

RP Management is the investment manager to each of the Feeder Funds, and Pharmaceutical Investors is the general partner of, and provides management services to, each of the Feeder Funds.  As required by the limited partnership agreements of the Feeder Funds, RP Management, as investment manager, has established an investment committee, composed of representatives of major investors in the Feeder Funds and industry experts.  All acquisitions and dispositions of royalty investments and related financing arrangements are subject to the approval of the investment committee.  Pharma Management is the general partner of, and provides management services to, Pharmaceutical Investors.  Pablo Legorreta is the managing member and controls each of RP Management, Pharma Management and Pharma Management Cayman.  Mr. Legorreta will have ultimate voting power and investment control over any Elan Shares acquired by Royalty Pharma pursuant to the Further Increased Offer, additional acquisitions or otherwise, including with respect to the appointment of directors to the Elan Board, except that the investment committee would have to approve the disposition of the Elan Shares.

By way of further information only, RPI Finance Trust (“RPIFT”) is a direct wholly-owned subsidiary of Royalty Pharma Investments, an Irish unit trust (“RPI”).  The Feeder Funds own 100% of the interests in RPI.  RPI International Partners, LP owns the majority interest in RPI.  RP Management (Ireland) Limited is the management company for RPI and is a wholly owned subsidiary of RP Management, which is the investment manager of RPI.  As discussed in Paragraph 4 (Financing arrangements) of Appendix II, RPIFT will use the net proceeds of the loans received by it under the Acquisition Credit Agreement and cash on hand to purchase a bond issued to it by LuxCo Three and RPI will use the net proceeds of the loans received by it under the Bridge Credit Agreement to purchase bonds issued to it by LuxCo Three (the bonds issued by LuxCo three, being the “LuxCo Three Bonds”).  LuxCo Three will in turn, concurrently, lend the aggregate proceeds received by it from RPIFT and RPI (as consideration for its issuance of the LuxCo Three Bonds) to Royalty Pharma pursuant to an intercompany loan made to, and corresponding loan note issued by Royalty Pharma.  Royalty Pharma will use proceeds from the Royalty Pharma Loan Note to finance the Further Increased Offer.  If the Further Increased Offer is completed, the economic benefit of the ownership of the Tysabri royalty ultimately will accrue to RPIFT through its ownership of the LuxCo Three Bonds.  However, none of RPI, RPIFT or RP Management (Ireland) Limited own any equity interest in, or have any control over, any of Royalty Pharma, LuxCo Three, LuxCo Two or LuxCo One and none of Royalty Pharma, LuxCo Three, LuxCo Two or LuxCo One own any equity interest in, or have any control over, any of RPI, RPIFT or RP Management (Ireland) Limited.  Accordingly, RPI, RPIFT and RP Management (Ireland) Limited are not members of the bidder group.

Additional information relating to the filing persons is set forth below.

1. Royalty Pharma

Royalty Pharma, a private limited company organized under the laws of Ireland, was formed on March 21, 2013, for the purpose of making the Offer and has conducted no business activities other than those related to the making of the Offer. Royalty Pharma is a direct wholly-owned subsidiary of LuxCo Three. The principal business address of Royalty Pharma is c/o RP Management (Ireland) Limited , 78 Sir John Rogerson’s Quay, Dublin 2, Ireland, and its business telephone number is + 353 1 776 8000..

Directors and Executive Officers of Royalty Pharma

The name, position, business address, citizenship, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the general partners, managers, directors and executive officers, as applicable, of Royalty Pharma are set forth below.

Name and Position	Business Address and Citizenship	Present Principal Occupation or Employment and History of Material Occupations, Positions, Offices or Employment
Pablo Legorreta, Director	c/o RP Management, LLC, 110 E. 59th St., 33rd Fl., New York, NY 10022 Citizen of Mexico, United States permanent resident
Mr. Legorreta has been Chief Executive Officer and Founder of RP Management, LLC since September 1996. Mr. Legorreta has also served as (i) director of Giuliani S.p.A. since May 2012, (ii) founder and chairman of Alianza Médica para la Salud in Mexico since June 2010, (iii) a member of the American Advisory Board of the Pasteur Foundation (U.S. affiliate of the French Institut Pasteur) since 2012, and (iv) trustee of the American Austrian Foundation since 2011.

Susannah Gray, Director	c/o RP Management, LLC, 110 E. 59th St., 33rdFl., New York, NY 10022 United States citizen	Ms. Gray has served as Executive Vice President and Chief Financial Officer of RP Management, LLC since January 2005.
George Lloyd, Director	c/o RP Management, LLC, 110 E. 59th St., 33rd Fl., New York, NY 10022 United States citizen	Mr. Lloyd has served as Executive Vice President of RP Management, LLC since May 2011. Prior to that he was a partner at the law firm of Goodwin Procter LLP from January 2005 through May 2011.

2. LuxCo Three

LuxCo Three, a Luxembourg Sarl, was formed on March 28, 2013, for the purpose of making the Offer and has conducted no business activities other than those related to the making of the Offer. LuxCo Three is a wholly-owned subsidiary of LuxCo Two. Its principal office address and business telephone number are the same as for Royalty Pharma provided in paragraph 1 of this Appendix IV.

Directors and Executive Officers of LuxCo Three

The name, position, business address, citizenship, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the general partners, managers, directors and executive officers, as applicable, of LuxCo Three are set forth below.

Name and Position	Business Address and Citizenship	Present Principal Occupation or Employment and History of Material Occupations, Positions, Offices or Employment
Andrew O’Shea, Class A Manager	c/o Intertrust (Luxembourg) S.A., 65 Boulevard Grande Duchesse Charlotte, L-1331 Luxembourg, Grand Duchy of Luxembourg
Mr. O’Shea has served as a director of Intertrust (Luxembourg) S.A. since December 2011. Prior to that, he served as a manager of Allied Irish Bank International Financial Services from August 2006 through November 2011.

Citizen of Ireland

Hugo Froment, Class B Manager	c/o Intertrust (Luxembourg) S.A., 65 Boulevard Grande Duchesse Charlotte, L-1331 Luxembourg, Grand Duchy of Luxembourg Citizen of France	Mr. Froment has served as a director of Intertrust (Luxembourg) S.A. since January 2006.

3. LuxCo Two

LuxCo Two, a Luxembourg Sarl, was formed on March 28, 2013, for the purpose of making the Offer and has conducted no business activities other than those related to the making of the Offer. LuxCo Two is a wholly-owned subsidiary of LuxCo One. Its principal office address and business telephone number are the same as for Royalty Pharma provided in paragraph 1 of this Appendix IV. The name, position, business address, citizenship, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the directors and executive officers of LuxCo Two are the same as for LuxCo Three set forth in paragraph 2 of this Appendix IV.

4. LuxCo One

LuxCo One, a Luxembourg Sarl, was formed on March 28, 2013, for the purpose of making the Offer and has conducted no business activities other than those related to the making of the Offer. LuxCo One is owned by RPI US Partners, LP, RPI US Partners II, LP, RPI International Partners and RPI International Partners II, LP (together, the “Feeder Funds”), with RPI International Partners owning the controlling interest in LuxCo One.

Its principal office address and business telephone number are the same as for Royalty Pharma provided in paragraph 1 of this Appendix IV. The name, position, business address, citizenship, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the directors and executive officers of LuxCo One are the same as for LuxCo Three set forth in paragraph 2 of this Appendix IV.

5. Feeder Funds

RPI International Partners, LP, a Cayman Islands limited partnership, was formed on June 29, 2011. RPI International Partners II, LP, a Cayman Islands limited partnership, was formed on July 27, 2011. RPI US Partners, LP, a Delaware limited partnership, was formed on June 28, 2011. RPI US Partners II, LP, a Delaware limited partnership, was formed on July 27, 2011.

The principal business of each of the Feeder Funds is investing, directly or indirectly, in royalty interests in marketed and late stage pharmaceutical products. The principal office address of each Feeder Fund is c/o RP Management, LLC, 110 E. 59th St., 33rd Fl., New York, NY 10022  and each of their business telephone numbers is + 212 883 0200.   Each of the Feeder Funds is controlled by Pharmaceutical Investors, its general partner.

6. RPI International Holdings

RPI International Holdings, a Cayman Islands limited partnership, was formed on June 29, 2011.  Its principal office address is c/o RP Management, LLC, 110 E. 59th St., 33rd Fl., New York, NY 10022  and its business telephone numbers is + 212 883 0200.  RPI International Holdings, LP (Cayman) is the sole limited partner of RPI Holdings, LP (Cayman).  Pharmaceutical Investors is primarily engaged in the business of holding interests in RPI Holdings, LP (Cayman).  RPI International Holdings, LP (Cayman) is controlled by Pharmaceutical Investors, its general partner.

7. RPI Holdings

RPI Holdings, a Cayman Islands limited partnership, was formed on July 27, 2011.  Its principal office address is c/o RP Management, LLC, 110 E. 59th St., 33rd Fl., New York, NY 10022  and its business telephone numbers is + 212 883 0200.  RPI Holdings, LP (Cayman) is the sole limited partner of each of RPI International Partners, LP and RPI International Partners II, LP.  RPI Holdings, LP (Cayman) is primarily engaged in the business of holding interests in RPI International Partners, LP and RPI International Partners II, LP.  RPI International, LP (Cayman) is controlled by Pharmaceutical Investors, its general partner.

8. Pharmaceutical Investors

Pharmaceutical Investors, a Delaware limited partnership, was formed on May 12, 2003. Pharmaceutical Investors provides management services to the Feeder Funds. Its principal office address is c/o RP Management, LLC, 110 E. 59th St., 33rd Fl., New York, NY 10022  and its business telephone numbers is + 212 883 0200.  Pharma Management is the general partner of Pharmaceutical Investors.  Pharmaceutical Investors is primarily engaged in the business of serving as the general partner of each of the Feeder Funds.  Pharmaceutical Investors is controlled by Pharma Management, its general partner.

9. Pharma Management

Pharmaceutical Management, a Delaware limited liability company, was formed on May 12, 2003. Pharma Management provides management services to Pharmaceutical Investors. Its principal office address is c/o RP Management, LLC, 110 E. 59th St., 33rd Fl., New York, NY 10022  and its business telephone numbers is + 212 883 0200.  Pharma Management is primarily engaged in the business of serving as the General Partner of Pharmaceutical Investors.  Pharma Management is controlled by Pablo Legorreta, its managing member.

Directors and Executive Officers of Pharma Management

The name, position, business address, citizenship, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the general partners, managers, directors and executive officers, as applicable, of Pharma Management are set forth below.

Name and Position	Business Address and Citizenship	Present Principal Occupation or Employment and History of Material Occupations, Positions, Offices or Employment
Pablo Legorreta, Managing Member of Pharma Management	c/o RP Management, LLC, 110 E. 59th St., 33rd Fl., New York, NY 10022 Citizen of Mexico, United States permanent resident	See respective information under “Directors and Executive Officers of Royalty Pharma” in paragraph 1 of this Appendix IV.

10. Pharma Management Cayman

Pharma Management Cayman, a Cayman Islands limited partnership, was formed on May 19, 2003. Pharma Management Cayman provides management services to RPI International Holdings and RPI Holdings. Its principal office address is c/o RP Management, LLC, 110 E. 59th St., 33rd Fl., New York, NY 10022  and its business telephone numbers is + 212 883 0200.  Pharma Management is primarily engaged in the business of serving as the general partner of RPI International Holdings and RPI Holdings.  Pharma Management Cayman is wholly owned, controlled and managed by Pablo Legorreta, its managing member.

Name and Position	Business Address and Citizenship	Present Principal Occupation or Employment and History of Material Occupations, Positions, Offices or Employment
Pablo Legorreta, Director	c/o RP Management, LLC, 110 E. 59th St., 33rd Fl., New York, NY 10022 Citizen of Mexico, United States permanent resident	See respective information under “Directors and Executive Officers of Royalty Pharma” in paragraph 1 of this Appendix IV.
Rory Riggs, Director	c/o RP Management, LLC, 110 E. 59th St., 33rd Fl., New York, NY 10022 United States citizen
Mr. Riggs co-founded Royalty Pharma in 1996 and has served as Chairman of the investment committee of RP Management, LLC since 2003.  Mr. Riggs has also served as the managing member of Balfour Venture Partners, an investment advisor focused on mid-stage healthcare companies, since 2000 and the managing member of Locus Analytics, an economic research organization, since 2010.

11. RP Management

RP Management, a Delaware limited liability company, was formed on September 20, 2002. RP Management is the investment manager to the Feeder Funds. The principal business address of RP Management is 110 E. 59th St., 33rd Fl., New York, NY 10022, and its business telephone number is (212) 883-0200.  RP Management is primarily engaged in the business of serving as the investment manager of various fund entities, including serving as investment manager of each of the Feeder Funds.  RP Management is registered as an investment adviser under the Investment Advisers Act of 1940, as amended.

Directors and Executive Officers of RP Management

The name, position, business address, citizenship, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the directors and executive officers of RP Management are set forth below.

Name and Position	Business Address and Citizenship	Present Principal Occupation or Employment and History of Material Occupations, Positions, Offices or Employment
Pablo Legorreta, Chief Executive Officer and Managing Member	c/o RP Management, LLC, 110 E. 59th St., 33rd Fl., New York, NY 10022 Citizen of Mexico, United States permanent resident	See respective information under “Directors and Executive Officers of Royalty Pharma” in paragraph 1 of this Appendix IV.
Susannah Gray, Executive Vice President and Chief Financial Officer	c/o RP Management, LLC, 110 E. 59th St., 33rd Fl., New York, NY 10022 United States citizen	See respective information under “Directors and Executive Officers of Royalty Pharma” in paragraph 1 of this Appendix IV.
Alexander Kwit, Executive Vice President	c/o RP Management, LLC, 110 E. 59th St., 33rd Fl., New York, NY 10022 United States citizen	Mr. Kwit joined RP Management in 2001 and served as an Executive Vice President since April 2008.
George Lloyd, Executive Vice President	c/o RP Management, LLC, 110 E. 59th St., 33rd Fl., New York, NY 10022 United States citizen	See respective information under “Directors and Executive Officers of Royalty Pharma” in paragraph 1 of this Appendix IV.
James F. Reddoch, PhD, Executive Vice President	c/o RP Management, LLC, 110 E. 59th St., 33rd Fl., New York, NY 10022 United States citizen
Dr. Reddoch joined RP Management as Executive Vice President in July 2008. Prior to joining RP Management, Dr. Reddoch was Managing Director and Head of Healthcare Equity Research at Friedman Billings Ramsey from May 2003 through July 2008.

12. Pablo Legorreta

Pablo Legorreta is a citizen of Mexico.  His principal office address is c/o RP Management, LLC, 110 E. 59th St., 33rd Fl., New York, NY 10022  and his business telephone numbers is + 212 883 0200.  Mr. Legorreta’s present principal occupation and employment and material occupations, positions, offices or employment during the past five years is set forth under “Directors and Executive Officers of Royalty Pharma” in paragraph 1 of this Appendix IV.

Item 6.  Purpose of the Transaction and Plans or Proposals

“Item 6.  Purpose of the Transaction and Plans or Proposals” of the Schedule TO is hereby amended by adding the following disclosure:

The purpose of the Further Increased Offer is to acquire the entire issued and to be issued share capital of Elan, and, in the event that is not possible, to obtain control of Elan by acquiring such number of Elan Shares Affected which represent at least 50% of the Maximum Elan Shares Affected plus one Elan Share.  If the Further Increased Offer becomes or is declared unconditional in all respects and sufficient acceptances have been received, Royalty Pharma intends to apply the provisions of Regulation 23 of the Irish Takeover Regulations to acquire compulsorily any outstanding Elan Shares (including those represented by Elan ADSs) not acquired or agreed to be acquired pursuant to the Further Increased Offer or otherwise.  Royalty Pharma expects that it will be able to so apply the provisions of Regulation 23 of the Irish Takeover Regulations if acceptances of the Further Increased Offer are received in respect of Elan Shares Affected representing not less than 90% of the Maximum Elan Shares Affected (the “Regulation 23 Threshold”).  Any Elan Shares (including those represented by Elan ADSs) compulsorily acquired pursuant to provisions of Regulation 23 of the Irish Takeover Regulations must be acquired at the same price as the Further Increased Offer Price.

Royalty Pharma has committed to waive down the Acceptance Threshold for the Further Increased Offer from 90% of the Maximum Elan Shares Affected to 50% of the Maximum Elan Shares Affected plus one Elan Share, subject to all other conditions of the Further Increased Offer having been satisfied, fulfilled or, to the extent permitted, waived on the Extended Closing Date.  Accordingly, as of the time the Further Increased Offer becomes or is declared unconditional in all respects, Royalty Pharma will have received acceptances of the Further Increased Offer in respect of Elan Shares Affected representing at least a majority of the Maximum Elan Shares Affected.  Royalty Pharma believes that if the Further Increased Offer becomes or is declared unconditional in all respects, a sufficient number of additional Elan Stockholders will accept the Further Increased Offer prior to the expiration of the Subsequent Offer Period in order that the Regulation 23 Threshold will be met.

However, if the Regulation 23 Threshold has not been met as of the expiration of the Subsequent Offer Period, Royalty Pharma plans to seek to acquire Elan Shares (including those represented by Elan ADSs) not tendered in acceptance of the Further Increased Offer with the intention that ultimately Royalty Pharma will become the holder of all outstanding Elan Shares (including Elan Shares represented by Elan ADSs).  Royalty Pharma may effect such additional acquisitions through open market purchases, negotiated purchases, subsequent tender offers, share repurchase programs and / or any other transactions or combination of the foregoing, in each case, on such terms, at such times and at such price, which may be lower than the Further Increased Offer Price, as Royalty Pharma shall determine, subject to applicable law and regulation (including the Irish Takeover Rules).  Applicable Irish Takeover Rules prohibit, for a period of six months from the date that the Further Increased Offer becomes or is declared unconditional in all respects, Royalty Pharma and any person acting in concert with Royalty Pharma from acquiring Elan Shares (including those represented by Elan ADSs) at a price per share that is higher than the Further Increased Offer Price.  Alternatively, Royalty Pharma may, with the consent of the Irish Takeover Panel (if such consent is then required), elect to implement the acquisition of all outstanding Elan Shares (including those represented by Elan ADSs) which are not acquired by Royalty Pharma pursuant to the Further Increased Offer by way of a scheme of arrangement under Section 201 of the Companies Act 1963 of Ireland.  Any scheme of arrangement would be implemented on such terms, at such time and at such price, which may be lower than the Further Increased Offer Price, as Royalty Pharma shall determine, subject to applicable law and regulation.  Applicable Irish Takeover Rules prohibit, for a period of six months from the date that the Further Increased Offer becomes or is declared unconditional in all respects, Royalty Pharma and any person acting in concert with Royalty Pharma from implementing such a scheme at a price per share that is higher than the Further Increased Offer Price.  If Royalty Pharma elects to pursue a scheme of arrangement, it would become effective and binding on (i) approval at an Irish High Court meeting or any separate class meeting, if applicable, which may be required by the Irish High Court, (or any adjournment thereof) by a majority in number of the holders of Elan Shares held by such holders of Elan Shares present and voting, either in person or by proxy, representing 75% or more in value of the Elan Shares held by such holders; (ii) the resolutions required to approve and implement the scheme of arrangement and any related reduction of capital and amendments to Elan’s memorandum and articles of association, to be set out in a notice of extraordinary general meeting of the holders of Elan Shares being passed by the requisite majority at such extraordinary general meeting; (iii) the sanction of the scheme of arrangement and confirmation of any reduction of capital involved therein by the Irish High Court (in both cases with or without modifications, on terms reasonably acceptable to Royalty Pharma); and (iv) office copies of the orders of the Irish High Court sanctioning the scheme of arrangement and confirming the reduction of capital involved therein and the minutes required by Section 75 of the Companies Act 1963 of Ireland in respect of the reduction of capital being delivered for registration to the Registrar of Companies in Ireland and the orders and minute confirming the reduction of capital involved in the scheme of arrangement being registered by the Registrar of Companies in Ireland.  Royalty Pharma does not expect that the Irish High Court would permit Royalty Pharma or any of its affiliates to vote in connection with the requisite approvals of Elan Stockholders described above.

Notwithstanding Royalty Pharma’s intent to acquire sufficient Elan Stock to invoke the compulsory acquisition provisions of Regulation 23 of the Irish Takeover Regulations, there can be no assurance that the Regulation 23 Threshold will be met in connection with the Further Increased Offer, in order that Royalty Pharma may apply the provisions of the said Regulation 23 to acquire compulsorily any outstanding Elan Shares (including those represented by Elan ADSs) not acquired or agreed to be acquired pursuant to the Further Increased Offer or otherwise.  Furthermore, there can be no assurance that Royalty Pharma will proceed with its current intention to acquire, or succeed in acquiring, all outstanding Elan Shares (including Elan Shares represented by Elan ADSs) not tendered in acceptance of the Further Increased Offer, whether through open market purchases, negotiated purchases, subsequent tender offers, share repurchase programs and/or any other transactions or combination of the foregoing or through a scheme of arrangement.

Following the closing of the Further Increased Offer, unless and until the Royalty Pharma succeeds in acquiring all outstanding Elan Shares (including Elan Shares represented by Elan ADSs), Royalty Pharma intends to exercise its rights under applicable law and regulation as the holder of a majority of the Maximum Elan Shares Affected.

First, Royalty Pharma would seek to control the Elan Board.  Promptly after the Further Increased Offer becomes wholly unconditional, Royalty Pharma plans to request that at least a majority of the existing directors of the Elan Board resign and that nominees of Royalty Pharma be appointed to fill the vacancies so created.  Should such request be refused, Royalty Pharma, in its then capacity as a holder of not less than 5% of the issued Elan Shares, plans to requisition the Elan Board to convene an extraordinary general meeting of Elan shareholders for the purpose of removing at least a majority of the existing directors from, and appointing nominees of Royalty Pharma to, the Elan Board.  In accordance with Section 132 of the Companies Act 1963 of Ireland, such requisitioned extraordinary general meeting is required to be held no later than two months after the date of the requisition.  Under the Companies Act 1963 of Ireland, a director can be removed or appointed by a resolution passed by shareholders present and voting, either in person or by proxy, at a general meeting, representing a majority of the votes cast by such shareholders.  Accordingly, as the then holder of Elan Stock representing a majority of the Maximum Elan Shares Affected, Royalty Pharma expects to be able to unilaterally replace any or all of the existing Elan directors with nominees of Royalty Pharma at such requisitioned shareholder meeting.  Although Royalty Pharma has not yet identified the individuals that it intends to nominate to the Elan Board, Royalty Pharma intends to replace at least a majority of the existing Elan directors with individuals nominated by Royalty Pharma and having the requisite experience and qualifications to effectively direct and manage Elan.  Royalty Pharma expects such nominees will include individuals who are directors and executive officers of Royalty Pharma and its affiliates, including some or all of the individuals listed in Appendix IV (Additional information on the directors and executive officers of Royalty Pharma and related entities).  Royalty Pharma may also appoint independent directors but expects that the number of independent directors, if any, will be less than a majority of the total number of directors on the Elan Board.

Royalty Pharma believes that its managers and employees are one of its most important assets and expects to treat the management and employees of Elan with the same respect and attention afforded to its own managers and employees.  As Elan has refused to communicate with Royalty Pharma since RP Management made its indicative proposal on February 20, 2013, including refusing to grant Royalty Pharma access to any due diligence, Royalty Pharma has limited information about Elan’s assets other than cash and the Tysabri Royalty and who Elan’s employees are and what they do.  As such, Royalty Pharma has limited information with which to formulate a plan with respect to the operations of Elan following the Further Increased Offer becoming wholly unconditional.  Royalty Pharma has used publicly available information to formulate the plan describe in this document.

Following the Further Increased Offer becoming wholly unconditional, Royalty Pharma intends to carry out a review of the combined group’s operations.  Until such review occurs, Royalty Pharma cannot be certain what repercussions there will be on the management and employees of the combined group, or the location of Elan’s places of business or any redeployment of Elan’s assets.  Although Royalty Pharma has no present plans to replace the management and employees of Elan, Royalty Pharma expects that its review of Elan’s operations may result in a reduction in employee headcount over time.  Royalty Pharma can confirm that the existing employment rights (including pension rights) of all employees of Elan will be observed at least to the extent required by law.

However, Royalty Pharma is not a pharmaceutical company and does not itself conduct research or sell products.  It is Royalty Pharma’s understanding that Elan currently does not manufacture or sell any products and that its sole business activity (other than those related to the Tysabri Royalty) is research and development relating to early or mid-stage compounds.  The goal of Royalty Pharma’s review of the combined group’s operations following the Further Increased Offer becoming wholly unconditional will be to determine how best to develop the value that may exist in all of Elan’s assets, including its drug development pipelines.  Royalty Pharma’s policy with regard to non-royalty assets is to seek partners (e.g. pharmaceutical companies and venture capitalists) who have an interest and expertise in taking responsibility for conducting (and possibly financing) further research and development relating to those products.  Based on publicly available information, Royalty Pharma does not believe that Elan’s lead product candidate, ELND005, has any material value.

Subject to the delisting of Elan, as described below, Royalty Pharma will also seek, where appropriate, to reduce costs which have historically been related to Elan’s status as a listed company.

Upon taking control of the Elan Board, Royalty Pharma intends that the Elan Board would, subject to applicable fiduciary duties and applicable law and regulation, use cash in excess of Elan’s cash needs to declare and pay pro rata cash dividends to all Elan Stockholders.  Royalty Pharma currently assumes that Elan has an aggregate amount of $1.7 billion in excess cash.  However, such assumption is based entirely on publicly available information and is subject to confirmatory due diligence.  Under Irish law, dividends can only be declared and paid out of “distributable profits” determined with respect to the “relevant accounts” (i.e., (i) the last set of audited accounts prepared in accordance with the requirements of the Companies Act 1963 of Ireland in respect of the preceding financial year or (ii) where “distributable profits” as derived from the last set of audited accounts do not justify the proposed dividend, such interim accounts as are necessary to enable the board of directors to make a reasonable judgment as to the level of “distributable profits” available for distribution).  Accordingly, in addition to determining the amount of Elan’s excess cash, Royalty Pharma must determine the level of Elan’s “distributable profits”.  Royalty Pharma cannot determine definitively, based on publicly available financial information of Elan, the amount of Elan’s excess cash or level of Elan’s “distributable profits” and Elan has refused to communicate with Royalty Pharma since RP Management made its indicative proposal on February 20, 2013, including refusing to grant Royalty Pharma access to any due diligence.  As a result, until such time as Royalty Pharma obtains such information, Royalty Pharma cannot provide a detailed description of the timing or amount of such contemplated pro rata cash dividends.  However, Royalty Pharma can confirm that it expects the Elan Board to declare and pay pro rata cash dividends to Elan Stockholders out of cash in excess of Elan’s cash needs, as determined by Royalty Pharma and the Elan Board (acting in accordance with their fiduciary and other duties to all Elan Stockholders), from time to time and in amounts determined by Royalty Pharma and the Elan Board (acting in accordance with their fiduciary and other duties to all Elan Stockholders), subject to applicable law and regulation.  In addition, Royalty Pharma reserves the right to implement a share capital reduction of Elan in order to increase the level of “distributable profits”, subject to applicable law and regulation.  Such a share capital reduction would involve an application to the High Court of Ireland and shareholder approval under the Irish Companies Act 1963.

Royalty Pharma intends to use cash dividends from Elan as and to the extent declared and paid to repay the loans under the Bridge Credit Agreement.  If such dividends are insufficient to repay the loans under the Bridge Credit Agreement prior to the date that the loans under the Bridge Credit Agreement mature or Royalty Pharma otherwise decides to repay the loans under the Bridge Credit Agreement from alternative funds, Royalty Pharma could implement any or all of various alternative plans and proposals to repay the loans under the Bridge Credit Agreement, including funding such repayment through cash on hand, raising equity in Royalty Pharma or its affiliates, by using existing debt capacity of Royalty Pharma or its affiliates or by refinancing the loans under the Bridge Credit Agreement with alternative financing or extending the maturity of the loans under the Bridge Credit Agreement.  The loans under the Bridge Credit Agreement mature on the date that is six months after the funding date and bear interest at a floating rate or rates based on LIBOR of Bank of America’s base rate plus a margin of (i) during the period from and after the funding date up to and including the date occurring 30 days after the funding date, 2.00% per annum for loans that bear interest on the base rate and 3.00% per annum for loans that bear interest based on LIBOR, (ii) during the period from and after the date occurring 31 days after the funding date up to and including the date occurring 90 days after the funding date, 4.00% per annum for loans that bear interest on the base rate and 5.00% per annum for loans that bear interest based on LIBOR, and (iii) thereafter, 8.00% per annum for loans that bear interest on the base rate and 9.00% per annum for loans that bear interest based on LIBOR.  Royalty Pharma has no present plans, but reserves the right, to cause the Elan Board, subject to applicable fiduciary duties and applicable law and regulation to issue additional equity, sell assets or incur additional debt, proceeds of which may be used by Elan or used to fund pro rata cash dividends which Royalty Pharma may use to repay the loans under the Bridge Credit Agreement or otherwise,  if Elan’s debt capacity and dividend capacity so permit.

In addition, Royalty Pharma intends to cause the Elan Board, subject to applicable fiduciary duties and applicable law and regulation, to apply for the cancellation of the listing and trading of the Elan Shares on the Irish Stock Exchange and the Elan ADSs on the New York Stock Exchange at such time as it is possible to do so in accordance with applicable law and regulation.  Such cancellation of the listing and trading of the Elan Shares on the Irish Stock Exchange and of the Elan ADSs on the New York Stock Exchange is likely to reduce significantly the liquidity and marketability of any Elan Stock with respect to which the Further Increased Offer is not accepted.

For the reasons described above, Royalty Pharma currently anticipates that, subject to any applicable requirements of the Irish Stock Exchange or the New York Stock Exchange, cancellation of the listing and trading of the Elan Shares on the Irish Stock Exchange and the Elan ADSs on the New York Stock Exchange will take effect no earlier than 20 Business Days after either: (i) the date on which Royalty Pharma has, by virtue of shareholdings and valid acceptances of the Further Increased Offer, acquired or unconditionally agreed to acquire Elan Stock carrying 75% of the voting rights of Elan in circumstances where the Further Increased Offer has become unconditional in all respects; or (ii) the first date of issue of compulsory acquisition notices under Regulation 23 of the Irish Takeover Regulations, as applicable.  By virtue of making this statement in this document, the cancellation of the listing and trading of the Elan Shares on the Irish Stock Exchange will not require the further approval of Elan Stockholders in the circumstances described in (i) and (ii), above, and may be effected by approval of the Elan Board, which Royalty Pharma intends to control.

Save in the circumstances described in (i) and (ii), above, cancellation of the listing and trading of Elan Shares on the Irish Stock Exchange requires, among other matters, approval of the Elan Board and a special resolution passed by Elan shareholders present and voting, either in person or by proxy, at a general meeting of Elan shareholders, representing at least 75% of the votes cast by such shareholders.  Accordingly, save in the circumstances described in (i) and (ii), above, Royalty Pharma cannot unilaterally cause cancellation of the listing and trading of Elan Shares on the Irish Stock Exchange unless and until such time as Royalty Pharma holds at least 75% of the voting rights of Elan and votes such rights at a duly convened shareholder meeting.  Cancellation of the listing and trading of Elan ADSs on the New York Stock Exchange requires approval of the Elan Board.

Royalty Pharma intends to take, or cause to be taken, all actions, and do or cause to be done all things, reasonable necessary, proper or advisable on its part under applicable law to cause the deregistration of the Elan ADSs under the US Exchange Act as soon as practicable after such delisting.  While the Elan ADSs may continue to trade in the over-the-counter market in the United States, the liquidity, if any, of that market is likely to be significantly less than the current liquidity on the New York Stock Exchange.

Following cancellation of the listing and trading of Elan Shares on the Irish Stock Exchange and of Elan ADSs on the New York Stock Exchange, Royalty Pharma intends to cause the Elan Board, subject to applicable fiduciary duties and applicable law and regulation, procure that Elan is re-registered as a private company under the relevant provisions of the Companies (Amendment) Act 1983 of Ireland.  In order for Royalty Pharma to effect such re-registration, the approval of Elan shareholders present and voting, either in person or by proxy, at a general meeting of shareholders, representing at least 75% of the votes cast by such shareholders is required and the total number of registered Elan shareholders must be no greater than 99 (excluding employees and former employees).  Until such time as Royalty Pharma is able to procure that Elan is re-registered as a private company, Royalty Pharma intends to operate Elan in the manner set forth above.

Following re-registration as a private company under the relevant provisions of the Companies (Amendment) Act 1983 of Ireland, Royalty Pharma may be able to cause Elan and its subsidiaries to guarantee and secure guarantees of the loans under the Acquisition Credit Agreement and the Bridge Credit Agreement with security over substantially all of Elan’s assets and/or to implement a financial assistance “white wash” procedure under Irish law to enable Elan and its subsidiaries to provide such security, including pursuant to a reorganization that results in payments in respect of the Tysabri Royalty being collaterally assigned to, and paid to lockboxes controlled by, the collateral agent under the Acquisition Credit Agreement and the Bridge Credit Agreement.

Except as described above or elsewhere in this document, Royalty Pharma has no present plans or proposals that would relate to or result in (i) any extraordinary transaction involving Elan or any of its subsidiaries (such as a merger, reorganization or liquidation), (ii) any purchase, sale or transfer of a material amount of assets of Elan or any of its subsidiaries, (iii) any material change in the present dividend rate or policy (including the cash dividend programme approved by the Elan Board on March 4, 2013, as described in Appendix II of the Further Increased Offer Document), or indebtedness of capitalization of Elan, (iv) any change in the present Elan Board or management of Elan, (v) any other material change in Elan’s corporate structure or business, (vi) any class of equity securities of Elan being de-listed from a national stock exchange or ceasing to be authorized to be quoted in an automated quotations system operated by a national securities association or (vii) any class of equity securities of the subject company becoming eligible for termination of registration under Section 12(g)(4) of the US Exchange Act.

Item 7.  Source and Amount of Funds or Other Consideration

“Item 7.  Source and Amount of Funds or Other Consideration” of the Schedule TO is hereby amended by adding the following disclosure:

Affiliates of Royalty Pharma are seeking to raise additional equity from new and existing investors in an aggregate amount of up to $1 billion through the issuance of limited partnership interests in the US Feeder Funds and RPI International Holdings, LP (the limited partner of RPI Holdings, LP, which is the limited partner of the International Feeder Funds).  As discussed in Paragraph 4 (Financing arrangements) of Appendix II, proceeds from the Acquisition Credit Agreement and the Bridge Credit Agreement, together with cash on hand, are sufficient to satisfy the cash consideration amount of $13.00 per share payable upon full acceptance of the Further Increased Offer, and neither the Further Increased Offer nor the availability of credit under the Bridge Credit Agreement and/or the Acquisition Credit Agreement is in any way conditioned on the completion of additional equity financing.  It is anticipated that some or all of the proceeds of the equity offering will be held in cash or cash equivalents pending their use to acquire, directly or indirectly, royalties and other interests in biopharmaceutical products.  Although Royalty Pharma and its affiliates have no obligation to use any of the proceeds of the equity offering to fund any part of the acquisition of Elan Shares (including those represented by ADSs), it is also anticipated that some or all of such proceeds will be used to reduce the amount of borrowing under the Bridge Credit Agreement and/or the Acquisition Credit Agreement.  There can be no assurance that such equity will be raised or that the proceeds of such equity offering will be used to fund any part of the acquisition of Elan Shares (including those represented by ADSs).  No additional financing, from the equity offering or otherwise, is required to fund any part of the acquisition of Elan Shares (including those represented by ADSs).

Item 11.  Additional Information

“Item 11.  Additional Information” of the Schedule TO is hereby amended by adding the following disclosure:

On June 3, 2013, Elan filed a complaint (the “Complaint”) in the United States District Court for the Southern District of New York (the “Court”) against Royalty Pharma and several affiliated so-called feeder funds and their investment manager challenging the Increased Offer and the Revised Offer Document (the “Action”).  The Complaint is captioned Elan Corporation, PLC vs. RP Management, LLC et. al., Case No. 1:13-cv-03758-WHP and is attached hereto as Exhibit (a)(1)(CCC).  The Complaint alleges that the Revised Offer Document violates Section 14(d) of the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder by containing material misrepresentations and omitting material information, including information concerning: (a) Royalty Pharma’s strategic plan for Elan, its management and its assets; (b) whether Royalty Pharma will take steps, such as share repurchase programs, to allow it to initiate a program of compulsory acquisition of outstanding Elan shares, the delisting and cancellation of Elan shares and ADSs and the re-registration of Elan as a private company; (c) the timing and size of the dividend that Royalty Pharma would have the power to cause to be issued to repay the bridge loan; whether Royalty Pharma has any other plans to cause Elan to make dividends, or to terminate or alter previously announced dividend policies, and at what time and size; (d) whether Royalty Pharma has any plans or designs to sell Elan’s assets or take on additional debt, to repay the bridge loan or otherwise; (e) that the so-called feeder funds that control Echo Pharma are under the control of RP Management and are members of the bidding group; (f) additional information regarding Royalty Pharma’s corporate structure and sources of capital (including the limited partners and structure of the so-called feeder funds and whether they invest in a master fund); and (g) who and which entity would control and act as the majority owner of Elan as a public company, who will be placed by Royalty Pharma on Elan’s board and in its management (and their respective backgrounds and qualifications).  The Complaint seeks declaratory and injunctive relief to prevent or delay Royalty Pharma from proceeding with the Increased Offer.

Also on June 3, 2013, the Court held a hearing on an order to show cause for preliminary injunction, temporary restraining order, and expedited discovery filed by Elan.  Following oral argument, the Court set a hearing date of June 11, 2013 to consider Elan’s request for a preliminary injunction and is expected to rule on the matter prior to the June 17 EGM.  The Court also entered an order ordering expedited discovery and prohibiting Royalty Pharma from “consummating or closing” the Increased Offer pending the preliminary injunction hearing.  The order is attached hereto as Exhibit (a)(1)(DDD).

The defendants believe that the Action is meritless and intend to defend it vigorously.  The defendants believe that the Revised Offer Document fully complies with the federal securities laws.  However, in an effort to minimize unnecessary burdens for the Court, and without conceding that any such disclosures are legally required or material, we have disclosed additional information in this amendment to the Revised Offer Document to address the issues raised by Elan in the Complaint.

The summary and description are qualified in their entirety by reference to the Complaint filed in the Action and the order entered by the Court on June 3, 2013, which have been filed as Exhibits (a)(1)(CCC) and (a)(1)(DDD) to this Schedule TO, respectively, and are incorporated herein by reference.

On June 3, 2013 Elan initiated proceedings in the Irish High Court claiming a wide range of reliefs regarding a proxy statement which had been filed with the SEC by Royalty Pharma and other matters. Elan sought a hearing on June 3, 2013, (a public holiday in Ireland) before the Irish High Court. Elan’s Court application notes that Elan was concerned that the relevant proxy statement would be published without the Irish Takeover Panel having had an opportunity to consider complaints raised by Elan with the Irish Takeover Panel regarding that proxy statement. The hearing on June 3, 2013 was sought by Elan ex parte (i.e., without notifying Royalty Pharma or the Irish Takeover Panel in advance) and without Royalty Pharma being in attendance in court.

At the ex parte hearing on June 3, 2013 the Irish High Court granted a limited injunction to Elan to prevent any further publication of the relevant proxy statement by Royalty Pharma for a period from approximately 1.30pm (Irish time) on June 3, 2013 to 2pm (Irish time) on June 4, 2013.  At a subsequent hearing on June 4, 2013, Royalty Pharma submitted a responding affidavit to Elan and to the Irish High Court explaining that the Irish Takeover Panel was dealing with the matter.  On the basis that the Irish Takeover Panel was dealing with the matter, Elan informed the Irish High Court at 2pm (Irish time) on June 4, 2013 that Elan would not apply to continue the injunction, so that the injunction lapsed. Elan then informed the Irish High Court that the entire proceedings, including all of the other claims made by Elan, were at an end.

Royalty Pharma will seek reimbursement of its costs from Elan in respect of this Irish litigation. The Irish High Court will determine the costs application on June 11, 2013.

Responsibility Statements

The directors of Royalty Pharma accept responsibility for the information contained in this Schedule TO, save that the only responsibility accepted by the directors of Royalty Pharma in respect of the information in this Schedule TO relating to Elan, the Elan Group, the Board of Elan and the persons connected with them, which has been compiled from published sources, has been to ensure that such information has been correctly and fairly reproduced or presented (and no steps have been taken by the directors of Royalty Pharma to verify this information). To the best of the knowledge and belief of the directors of Royalty Pharma (having taken all reasonable care to ensure that such is the case), the information contained in this Schedule TO for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

The managing member of RP Management accepts responsibility for the information contained in this Schedule TO, save that the only responsibility accepted by the managing member of RP Management in respect of the information in this Schedule TO relating to Elan, the Elan Group, the Board of Elan and the persons connected with them, which has been compiled from published sources, has been to ensure that such information has been correctly and fairly reproduced or presented (and no steps have been taken by the managing member of RP Management to verify this information). To the best of the knowledge and belief of the managing member of RP Management (having taken all reasonable care to ensure that such is the case), the information contained in this Schedule TO for which he accepts responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

J.P. Morgan, together with its affiliate J.P. Morgan Cazenove (which is authorised and regulated by the Financial Conduct Authority in the United Kingdom), is acting exclusively for Royalty Pharma and RP Management in connection with the matters described in this Schedule TO and for no one else, and is not, and will not be, responsible to anyone other than Royalty Pharma and RP Management for providing the protections afforded to clients of J.P. Morgan or its affiliates, or for providing advice in relation to the Further Increased Offer or any other matters referred to in this Schedule TO.

BofA Merrill Lynch, together with its affiliate Merrill Lynch International (which is authorised and regulated by the Financial Conduct Authority in the United Kingdom), is acting exclusively for Royalty Pharma and RP Management in connection with the matters described in this Schedule TO and for no one else, and is not, and will not be, responsible to anyone other than Royalty Pharma and RP Management for providing the protections afforded to clients of BofA Merrill Lynch or its affiliates or for providing advice in relation to the Further Increased Offer or any other matters referred to in this Schedule TO.

Groton Partners is acting exclusively for Royalty Pharma and RP Management in connection with the matters described in this Schedule TO and for no one else, and is not, and will not be, responsible to anyone other than Royalty Pharma and RP Management for providing the protections afforded to its clients or for providing advice in relation to the Further Increased Offer or any other matters referred to in this Schedule TO.

Item 10.  Financial Statements.

Not applicable.

Item 12.  Exhibits.

“Item 12. Exhibits” of the Schedule TO is hereby amended and restated as follows:

Exhibit No.	Description
(a)(1)(A)	Cash Offer, dated May 2, 2013.*
(a)(1)(B)	Form of Acceptance for Holders of Certificated Elan Shares.*
(a)(1)(C)	Form of Acceptance for Holders of Elan Shares Through CREST.*
(a)(1)(D)	Form of ADS Letter of Transmittal.*
(a)(1)(E)	Form of Letter to Brokers, Dealers, Etc.*
(a)(1)(F)	Form of Letter to Clients.*
(a)(1)(G)
Announcement by Royalty Pharma issued pursuant to Rule 2.4 of the Irish Takeover Rules on February 25, 2013, incorporated by reference to Schedule TO-C filed by RP Management, LLC on February 25, 2013.*

(a)(1)(H)	Announcement by Royalty Pharma issued on May 6, 2013, incorporated by reference to Schedule TO-C filed by RP Management, LLC on March 6, 2013.*
(a)(1)(I)	Presentation by Royalty Pharma made available on March 6, 2013, incorporated by reference to Schedule TO-C filed by RP Management, LLC on March 6, 2013.*
(a)(1)(J)	Announcement by Royalty Pharma issued on April 3, 2013, incorporated by reference to Schedule TO-C filed by RP Management, LLC on April 3, 2013.*
(a)(1)(K)	Presentation by Royalty Pharma made available on April 15, 2013, incorporated by reference to Schedule TO-C filed by RP Management, LLC on April 15, 2013.*
(a)(1)(L)	Announcement issued pursuant to Rule 2.5 of the Irish Takeover Rules issued on April 15, 2013, incorporated by reference to Schedule TO-C filed by RP Management, LLC on April 15, 2013.*
(a)(1)(M)	Press Release issued by Royalty Pharma on May 2, 2013.*
(a)(1)(N)	Summary Advertisement as published in The New York Times on May 2, 2013.*
(a)(1)(O)	Summary Advertisement as published in The Irish Examiner and The Irish Independent on May 2, 2013.*
(a)(1)(P)	Announcement issued pursuant to Rule 2.5 of the Irish Takeover Rules issued on May 20, 2013.*
(a)(1)(Q)	Press Release issued by Royalty Pharma on May 20, 2013.*
(a)(1)(R)	Letter to Elan Stockholders from Pablo Legorreta, dated May 23, 2013.*
(a)(1)(S)	Increased All Cash Offer, dated May 23, 2013.*
(a)(1)(T)	Revised Form of Acceptance for Holders of Certificated Elan Shares.*
(a)(1)(U)	Revised Form of Acceptance for Holders of Elan Shares Through CREST.*
(a)(1)(V)	Revised Form of ADS Letter of Transmittal.*
(a)(1)(W)	Revised Form of Letter to Brokers, Dealers, Etc.*
(a)(1)(X)	Revised Form of Letter to Clients. *
(a)(1)(Y)	Announcement issued pursuant to Rule 2.4 of the Irish Takeover Rules issued on May 23, 2013.*
(a)(1)(Z)	Press Release issued by Royalty Pharma on May 23, 2013.*
(a)(1)(AA)	Summary Advertisement as published in The Irish Examiner and The Irish Independent on May 23, 2013.*
(a)(1)(BB)	Announcement issued pursuant to Rule 17.1 and Rule 2.9 of the Irish Takeover Rules on May 24, 2013.*
(a)(1)(CC)	Press Release issued by Royalty Pharma on May 24, 2013.*
(a)(1)(DD)	Announcement issued by Royalty Pharma on May 28, 2013.*

(a)(1)(EE)	Press Release issued by Royalty Pharma on May 28, 2013.*
(a)(1)(FF)	Presentation by Royalty Pharma, dated May 28, 2013.*
(a)(1)(GG)	Press Release issued by Royalty Pharma on May 29, 2013.*
(a)(1)(HH)	Announcement issued by Royalty Pharma on May 30, 2013.*
(a)(1)(II)	Press Release issued by Royalty Pharma on May 30, 2013.*
(a)(1)(JJ)	Statement issued by Royalty Pharma on May 30, 2013.*
(a)(1)(KK)	Proxy Statement of Royalty Pharma.*
(a)(1)(LL)	Green Proxy Card.*
(a)(1)(MM)	ADS Voting Instruction Card.*
(a)(1)(NN)	Announcement issued by Royalty Pharma on May 31, 2013.*
(a)(1)(OO)	Press Release issued by Royalty Pharma on May 31, 2013.*
(a)(1)(PP)	Presentation by Royalty Pharma, dated May 31, 2013. *
(a)(1)(QQ)	Press Release issued by Royalty Pharma on June 3, 2013.*
(a)(1)(RR)	Press Release issued by Royalty Pharma on June 5, 2013.*
(a)(1)(SS)	Announcement issued by Royalty Pharma on June 6, 2013.
(a)(1)(TT)	Press Release issued by Royalty Pharma on June 6, 2013.*
(a)(1)(UU)	Announcement issued pursuant to Rule 17.1 and Rule 2.9 of the Irish Takeover Rules on June 7, 2013.
(a)(1)(VV)	Press Release issued by Royalty Pharma on June 7, 2013.
(a)(1)(WW)	Announcement issued by Royalty Pharma pursuant to Rule 2.5 of the Irish Takeover Rules on June 7, 2013.
(a)(1)(XX)	Press Release issued by Royalty Pharma on June 7, 2013.
(a)(1)(YY)	Proxy Statement of Royalty Pharma.
(a)(1)(ZZ)	Green Proxy Card.
(a)(1)(AAA)	ADS Voting Instruction Card.
(a)(1)(BBB)	Form of Contingent Rights Value Agreement between Royalty Pharma and The Colbent Corporation
(a)(1)(CCC)	Complaint filed by Elan Corporation, plc in the United States District Court for the Southern District of New York on June 3, 2013.
(a)(1)(DDD)	Order to Show Cause for Preliminary Injunction, Temporary Restraining Order, and Expedited Discovery entered on June 3, 2013.
(b)(1)
Form of Senior Secured Bridge Credit Agreement, among State Street Custodial (Ireland) Limited, solely in its capacity as trustee of Royalty Pharma Investments (the “Bridge Credit Borrower”), certain affiliates of the Bridge Credit Borrower from time to time party thereto, each lender from time to time party thereto, Bank of America, N.A., as administrative agent, and JPMorgan Chase Bank, N.A. as syndication agent.*

(b)(2)
Form of Amended and Restated Credit Agreement, among RPI Finance Trust (the “A&R Credit Borrower”), certain affiliates of the A&R Credit Borrower from time to time party thereto, each lender from time to time party thereto, Bank of America, N.A., as administrative agent, and JPMorgan Chase Bank, N.A., as syndication agent.*

(b)(3)
Amended Form of Senior Secured Bridge Credit Agreement, among State Street Custodial (Ireland) Limited, solely in its capacity as trustee of Royalty Pharma Investments (the “Bridge Credit Borrower”), certain affiliates of the Bridge Credit Borrower from time to time party thereto, each lender from time to time party thereto, Bank of America, N.A., as administrative agent, and JPMorgan Chase Bank, N.A. as syndication agent.*

(b)(4)
Amended Form of Amended and Restated Credit Agreement, among RPI Finance Trust (the “A&R Credit Borrower”), certain affiliates of the A&R Credit Borrower from time to time party thereto, each lender from time to time party thereto, Bank of America, N.A., as administrative agent, and JPMorgan Chase Bank, N.A., as syndication agent.*

(b)(5)
Second Amended Form of Senior Secured Bridge Credit Agreement, among State Street Custodial (Ireland) Limited, solely in its capacity as trustee of Royalty Pharma Investments (the “Bridge Credit Borrower”), certain affiliates of the Bridge Credit Borrower from time to time party thereto, each lender from time to time party thereto, Bank of America, N.A., as administrative agent, and JPMorgan Chase Bank, N.A. as syndication agent.*

(b)(6)
Second Amended Form of Amended and Restated Credit Agreement, among RPI Finance Trust (the “A&R Credit Borrower”), certain affiliates of the A&R Credit Borrower from time to time party thereto, each lender from time to time party thereto, Bank of America, N.A., as administrative agent, and JPMorgan Chase Bank, N.A., as syndication agent.*

(b)(7)
Third Amended Form of Senior Secured Bridge Credit Agreement, among State Street Custodial (Ireland) Limited, solely in its capacity as trustee of Royalty Pharma Investments (the “Bridge Credit Borrower”), certain affiliates of the Bridge Credit Borrower from time to time party thereto, each lender from time to time party thereto, Bank of America, N.A., as administrative agent, and JPMorgan Chase Bank, N.A. as syndication agent.

(b)(8)
Third Amended Form of Amended and Restated Credit Agreement, among RPI Finance Trust (the “A&R Credit Borrower”), certain affiliates of the A&R Credit Borrower from time to time party thereto, each lender from time to time party thereto, Bank of America, N.A., as administrative agent, and JPMorgan Chase Bank, N.A., as syndication agent.

(d)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

*Previously Filed

Item 13.  Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  June 7, 2013

Echo Pharma Acquisition Limited

By:	/s/ Pablo Legorreta
	Name:	Pablo Legorreta
	Title:	Director

Echo Acquisition Lux Three Sarl

By:	/s/ Hugo Froment
	Name:	Hugo Froment
	Title:	Manager

By:	/s/ Andrew O’Shea
	Name:	Andrew O’Shea
	Title:	Manager

Echo Acquisition Lux Two Sarl

By:	/s/ Hugo Froment
	Name:	Hugo Froment
	Title:	Manager

By:	/s/ Andrew O’Shea
	Name:	Andrew O’Shea
	Title:	Manager

Echo Acquisition Lux One Sarl

By:	/s/ Hugo Froment
	Name:	Hugo Froment
	Title:	Manager

By:	/s/ Andrew O’Shea
	Name:	Andrew O’Shea
	Title:	Manager

RPI US Partners, LP By: Pharmaceutical Investors, LP, Managing General Partner By: Pharma Management, LLC, General Partner

By:	/s/ Pablo Legorreta
	Name:	Pablo Legorreta
	Title:	Member

RPI US Partners II, LP By: Pharmaceutical Investors, LP, Managing General Partner By: Pharma Management, LLC, General Partner

By:	/s/ Pablo Legorreta
	Name:	Pablo Legorreta
	Title:	Member

RPI International Partners, LP By: Pharmaceutical Investors, LP, Managing General Partner By: Pharma Management, LLC, General Partner

By:	/s/ Pablo Legorreta
	Name:	Pablo Legorreta
	Title:	Member

RPI International Partners II, LP By: Pharmaceutical Investors, LP, Managing General Partner By: Pharma Management, LLC, General Partner

By:	/s/ Pablo Legorreta
	Name:	Pablo Legorreta
	Title:	Member

RPI International Holdings, LP By: Pharma Management (Cayman) Limited

By:	/s/ Pablo Legorreta
	Name:	Pablo Legorreta
	Title:	Member

RPI Holdings, LP By: Pharma Management (Cayman) Limited

By:	/s/ Pablo Legorreta
	Name:	Pablo Legorreta
	Title:	Member

Pharmaceutical Investors, LP By: Pharma Management, LLC, General Partner

By:	/s/ Pablo Legorreta
	Name:	Pablo Legorreta
	Title:	Member

Pharma Management, LLC

By:	/s/ Pablo Legorreta
	Name:	Pablo Legorreta
	Title:	Member

Pharma Management (Cayman) Limited

By:	/s/ Pablo Legorreta
	Name:	Pablo Legorreta
	Title:	Member

RP Management, LLC

By:	/s/ Pablo Legorreta
	Name:	Pablo Legorreta
	Title:	Chief Executive Officer and Managing Member

By:	/s/ Pablo Legorreta
Pablo Legorreta

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Cash Offer, dated May 2, 2013.*
(a)(1)(B)	Form of Acceptance for Holders of Certificated Elan Shares.*
(a)(1)(C)	Form of Acceptance for Holders of Elan Shares Through CREST.*
(a)(1)(D)	Form of ADS Letter of Transmittal.*
(a)(1)(E)	Form of Letter to Brokers, Dealers, Etc.*
(a)(1)(F)	Form of Letter to Clients.*
(a)(1)(G)
Announcement by Royalty Pharma issued pursuant to Rule 2.4 of the Irish Takeover Rules on February 25, 2013, incorporated by reference to Schedule TO-C filed by RP Management, LLC on February 25, 2013.*

(a)(1)(H)	Announcement by Royalty Pharma issued on May 6, 2013, incorporated by reference to Schedule TO-C filed by RP Management, LLC on March 6, 2013.*
(a)(1)(I)	Presentation by Royalty Pharma made available on March 6, 2013, incorporated by reference to Schedule TO-C filed by RP Management, LLC on March 6, 2013.*
(a)(1)(J)	Announcement by Royalty Pharma issued on April 3, 2013, incorporated by reference to Schedule TO-C filed by RP Management, LLC on April 3, 2013.*
(a)(1)(K)	Presentation by Royalty Pharma made available on April 15, 2013, incorporated by reference to Schedule TO-C filed by RP Management, LLC on April 15, 2013.*
(a)(1)(L)	Announcement issued pursuant to Rule 2.5 of the Irish Takeover Rules issued on April 15, 2013, incorporated by reference to Schedule TO-C filed by RP Management, LLC on April 15, 2013.*
(a)(1)(M)	Press Release issued by Royalty Pharma on May 2, 2013.*
(a)(1)(N)	Summary Advertisement as published in The New York Times on May 2, 2013.*
(a)(1)(O)	Summary Advertisement as published in The Irish Examiner and The Irish Independent on May 2, 2013.*
(a)(1)(P)	Announcement issued pursuant to Rule 2.5 of the Irish Takeover Rules issued on May 20, 2013.*
(a)(1)(Q)	Press Release issued by Royalty Pharma on May 20, 2013.*
(a)(1)(R)	Letter to Elan Stockholders from Pablo Legorreta, dated May 23, 2013.*
(a)(1)(S)	Increased All Cash Offer, dated May 23, 2013.*
(a)(1)(T)	Revised Form of Acceptance for Holders of Certificated Elan Shares.*
(a)(1)(U)	Revised Form of Acceptance for Holders of Elan Shares Through CREST.*
(a)(1)(V)	Revised Form of ADS Letter of Transmittal.*
(a)(1)(W)	Revised Form of Letter to Brokers, Dealers, Etc.*
(a)(1)(X)	Revised Form of Letter to Clients. *
(a)(1)(Y)	Announcement issued pursuant to Rule 2.4 of the Irish Takeover Rules issued on May 23, 2013.*
(a)(1)(Z)	Press Release issued by Royalty Pharma on May 23, 2013.*
(a)(1)(AA)	Summary Advertisement as published in The Irish Examiner and The Irish Independent on May 23, 2013.*
(a)(1)(BB)	Announcement issued pursuant to Rule 17.1 and Rule 2.9 of the Irish Takeover Rules on May 24, 2013.*
(a)(1)(CC)	Press Release issued by Royalty Pharma on May 24, 2013.*
(a)(1)(DD)	Announcement issued by Royalty Pharma on May 28, 2013.*
(a)(1)(EE)	Press Release issued by Royalty Pharma on May 28, 2013.*

(a)(1)(FF)	Presentation by Royalty Pharma, dated May 28, 2013.*
(a)(1)(GG)	Press Release issued by Royalty Pharma on May 29, 2013.*
(a)(1)(HH)	Announcement issued by Royalty Pharma on May 30, 2013.*
(a)(1)(II)	Press Release issued by Royalty Pharma on May 30, 2013.*
(a)(1)(JJ)	Statement issued by Royalty Pharma on May 30, 2013.*
(a)(1)(KK)	Proxy Statement of Royalty Pharma.*
(a)(1)(LL)	Green Proxy Card.*
(a)(1)(MM)	ADS Voting Instruction Card.*
(a)(1)(NN)	Announcement issued by Royalty Pharma on May 31, 2013.*
(a)(1)(OO)	Press Release issued by Royalty Pharma on May 31, 2013.*
(a)(1)(PP)	Presentation by Royalty Pharma, dated May 31, 2013. *
(a)(1)(QQ)	Press Release issued by Royalty Pharma on June 3, 2013.*
(a)(1)(RR)	Press Release issued by Royalty Pharma on June 5, 2013.*
(a)(1)(SS)	Announcement issued by Royalty Pharma on June 6, 2013.
(a)(1)(TT)	Press Release issued by Royalty Pharma on June 6, 2013.*
(a)(1)(UU)	Announcement issued pursuant to Rule 17.1 and Rule 2.9 of the Irish Takeover Rules on June 7, 2013.
(a)(1)(VV)	Press Release issued by Royalty Pharma on June 7, 2013.
(a)(1)(WW)	Announcement issued by Royalty Pharma pursuant to Rule 2.5 of the Irish Takeover Rules on June 7, 2013.
(a)(1)(XX)	Press Release issued by Royalty Pharma on June 7, 2013.
(a)(1)(YY)	Proxy Statement of Royalty Pharma.
(a)(1)(ZZ)	Green Proxy Card.
(a)(1)(AAA)	ADS Voting Instruction Card.
(a)(1)(BBB)	Form of Contingent Rights Value Agreement between Royalty Pharma and The Colbent Corporation
(a)(1)(CCC)	Complaint filed by Elan Corporation, plc in the United States District Court for the Southern District of New York on June 3, 2013.
(a)(1)(DDD)	Order to Show Cause for Preliminary Injunction, Temporary Restraining Order, and Expedited Discovery entered on June 3, 2013.
(b)(1)
Form of Senior Secured Bridge Credit Agreement, among State Street Custodial (Ireland) Limited, solely in its capacity as trustee of Royalty Pharma Investments (the “Bridge Credit Borrower”), certain affiliates of the Bridge Credit Borrower from time to time party thereto, each lender from time to time party thereto, Bank of America, N.A., as administrative agent, and JPMorgan Chase Bank, N.A. as syndication agent.*

(b)(2)
Form of Amended and Restated Credit Agreement, among RPI Finance Trust (the “A&R Credit Borrower”), certain affiliates of the A&R Credit Borrower from time to time party thereto, each lender from time to time party thereto, Bank of America, N.A., as administrative agent, and JPMorgan Chase Bank, N.A., as syndication agent.*

(b)(3)
Amended Form of Senior Secured Bridge Credit Agreement, among State Street Custodial (Ireland) Limited, solely in its capacity as trustee of Royalty Pharma Investments (the “Bridge Credit Borrower”), certain affiliates of the Bridge Credit Borrower from time to time party thereto, each lender from time to time party thereto, Bank of America, N.A., as administrative agent, and JPMorgan Chase Bank, N.A. as syndication agent.*

(b)(4)	Amended Form of Amended and Restated Credit Agreement, among RPI Finance

Trust (the “A&R Credit Borrower”), certain affiliates of the A&R Credit Borrower from time to time party thereto, each lender from time to time party thereto, Bank of America, N.A., as administrative agent, and JPMorgan Chase Bank, N.A., as syndication agent.*
(b)(5)
Second Amended Form of Senior Secured Bridge Credit Agreement, among State Street Custodial (Ireland) Limited, solely in its capacity as trustee of Royalty Pharma Investments (the “Bridge Credit Borrower”), certain affiliates of the Bridge Credit Borrower from time to time party thereto, each lender from time to time party thereto, Bank of America, N.A., as administrative agent, and JPMorgan Chase Bank, N.A. as syndication agent.*

(b)(6)
Second Amended Form of Amended and Restated Credit Agreement, among RPI Finance Trust (the “A&R Credit Borrower”), certain affiliates of the A&R Credit Borrower from time to time party thereto, each lender from time to time party thereto, Bank of America, N.A., as administrative agent, and JPMorgan Chase Bank, N.A., as syndication agent.*

(b)(7)
Third Amended Form of Senior Secured Bridge Credit Agreement, among State Street Custodial (Ireland) Limited, solely in its capacity as trustee of Royalty Pharma Investments (the “Bridge Credit Borrower”), certain affiliates of the Bridge Credit Borrower from time to time party thereto, each lender from time to time party thereto, Bank of America, N.A., as administrative agent, and JPMorgan Chase Bank, N.A. as syndication agent.

(b)(8)
Third Amended Form of Amended and Restated Credit Agreement, among RPI Finance Trust (the “A&R Credit Borrower”), certain affiliates of the A&R Credit Borrower from time to time party thereto, each lender from time to time party thereto, Bank of America, N.A., as administrative agent, and JPMorgan Chase Bank, N.A., as syndication agent.

(d)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

*Previously Filed